Exhibit 99.2

Raytech Holding Pre-announces Preliminary Key Financial Matric for 2024

Hong Kong, July 3, 2024 (GLOBE NEWSWIRE) -- Raytech Holding Limited (the “Company” or “RAY”), a Hong Kong-headquartered company specializing in design, sourcing and wholesale of personal care electrical appliances for international brand owners, pre-announces its financial results for the fiscal year ended March 31, 2024.

The Company achieved a significant increase in revenue for the fiscal year 2024. Total sales amounted to approximately HKD67.0 million, marking a substantial growth of 47.1% compared to the previous fiscal year’s revenue of HKD45.5 million. These robust growths are resulted from significant increase in sales from the Company’s major products and tooling programs.

Sales of products including hairstyling series, trimmer series, eyelash curler, nail care series and other personal care appliances reported HKD60.0 million in revenue, representing a 41.5% year-over-year growth. Sales of tooling also grew by 123.4% to HKD7.0 million compared to the previous fiscal year. These positive revenue trends highlight the Company’s solid performance for the past fiscal year.

RAY is also expected to report income from operation of about HKD11.3 million for the fiscal year 2024, growing by about 57.9% from the previous year. It expects to report a net income of HKD9.9 million for the fiscal year 2024, which represents a 57.9% increase from HKD6.3 million of 2023 fiscal year.

The Company is confident about its ability to effectively manage merchandise costs and optimize operational efficiency as it continues to focus on strategic initiatives and market expansion to scale up its business.

CHING Tim Hoi, CEO and Chairman of the Company, commented, “We are pleased with our strong revenue and profitability growth in 2024 as we have made significant progress in expanding our customer base and enhancing our product offerings. we remain committed to delivering innovative solutions and providing exceptional service to our valued brand partners.”

“Comparing the financial performance of 2024 with the previous fiscal year, the Company witnessed a substantial increase in revenue and net income, driven by successful market penetration and strategic partnerships. RAY remains focused on implementing cost optimization measures and streamlining our operations to improve profitability.”

RAY expects to announce the full year results for the year ended March 31, 2024 in mid-July.

About Raytech Holding Limited

Raytech Holding Limited is a Hong Kong-headquartered company with over 10 years of experience in the personal care electrical appliance industry. Through its operating subsidiary in Hong Kong, it sources and wholesales a diverse range of personal care electrical appliances ranging from hair styling, tooling, trimmer, eyelash curler, neck care, to nail care and other body and facial care appliances for international brand owners, providing integrated product design, production processing, and manufacturing solutions. For more information please visit: https://ir.raytech.com.hk/.

Forward-Looking Statement

This press release contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These forward-looking statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to market conditions, and other factors discussed in the “Risk Factors” section of the registration statement filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Investor Relations

WFS Investor Relations Inc.

Janice Wang, Managing Partner

Email: services@wealthfsllc.com

Phone: +86 13811768599

+1 628 283 9214